Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP TO ACQUIRE TELWATER, AUSTRALIAN LEADER IN ALUMINUM BOATS,

REINFORCING MARINE PORTFOLIO

Valcourt, Quebec, Canada, May 1, 2019 – BRP (TSX:DOO; NASDAQ:DOOO), announced today that it has entered into a definitive agreement to acquire 80% of the outstanding shares of Telwater Pty Ltd (“Telwater”), Australia’s leading manufacturer of aluminum boats and trailers. Following the closing of the contemplated acquisition, Paul Phelan, Telwater’s current owner and Managing Director, will continue to play an important role in the operations of the business and will hold 20% of the company’s outstanding shares.

“We are excited to start this new chapter of our journey by joining forces with a global leader like BRP. This acquisition means we can continue our growth here and abroad, and leverage BRP’s know-how and capacity to constantly innovate,” explained Paul Phelan. “Our local knowledge and expertise will be put to good use by BRP’s Marine Group and we are looking forward to being part of the BRP family.”

“Telwater was especially attractive to us because of our strong existing relationship with them and the passionate people in Coomera, representing a great opportunity to reinforce our presence in Australia,” said José Boisjoli, President and Chief Executive Officer of BRP. “This is one more piece of the puzzle in our strategy to transform the marine industry and a chance for us to further our goal of becoming a leading global marine company by investing in the current leader in this region,” added Mr. Boisjoli.

Once the intended acquisition is completed, Telwater will join the BRP Marine Group as an independent product line, along with the Evinrude, Alumacraft and Manitou brands. This will allow BRP to increase and strengthen its position in the aluminum boat industry in regions with excellent growth potential. Having this manufacturing footprint in Australia will give BRP additional options for supporting other product lines in the future.

The acquisition remains subject to certain customary closing conditions, including regulatory approval, and is expected to be completed in the second quarter of BRP’s fiscal year 2020.

For additional information on Telwater, visit www.telwater.com

About Telwater

Telwater is well-known as the premier aluminum boat manufacturer in the region, with manufacturing facilities in Coomera, Queensland, Australia, and selling market-leading brands such as Quintrex, Stacer, Savage and Yellowfin Plate. The Company manufactures over 8,000 boats and 5,500 trailers annually, employs over 270 people and has a network of around 180 dealers across Australia and Asia South Pacific.

About BRP

We are a global leader in the world of powersports vehicles, propulsion systems and boats built on over 75 years of ingenuity and intensive consumer focus. Our portfolio of industry-leading and distinctive products includes Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft, Can-Am on- and off-road vehicles, Alumacraft and Manitou boats, Evinrude and Rotax marine propulsion systems as well as Rotax engines for karts, motorcycles and recreational aircraft. We support our lines of product with a dedicated parts, accessories and clothing business to fully enhance your riding experience. With annual sales of CA$5.2 billion from over 120 countries, our global workforce is made up of approximately 12,500 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Evinrude, Rotax, Can-Am, Alumacraft, Manitou and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this release, including, but not limited to, statements relating to the Marine Group of BRP, completion of the acquisition of Telwater Pty Ltd, and other statements that are not historical facts, may be “forward-looking statements” within the meaning of Canadian securities laws. Forward-looking statements are typically identified by the use of terminology such as “may”, “will”, “would”, “could”, “expects”, “plans”, “intends”, “anticipates” or “believes” or the negative or other variations of these words or other comparable words or phrases. Forward-looking statements, by their nature, are based on assumptions, and are subject to important risks and uncertainties. Forward-looking statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Actual results may differ materially from results indicated in forward-looking statements due to a number of factors, including those identified in BRP’s annual information form and management’s discussion and analysis of financial condition and results of operations. The forward-looking statements contained in this release represent BRP’s expectations as of the date of this release (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, BRP disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

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North America

Elaine Arsenault

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Australia

Kate Racovolis

Account Director, Edelman Melbourne

Tel. : +61 (0) 475 422 660

Kate.Racovolis@edelman.com

For investor relations:

Philippe Deschênes

Manager Treasury and Investor Relations

Tel.: 514.732.7047

philippe.deschenes@brp.com